Exhibit 99.2

Mytheresa reports strong Q1 FY25 results with 8% Net Sales growth and improved, positive year-over-year profitability

•	Strong Net Sales Growth in Q1 FY25 of 8% compared to Q1 FY24
•	Significant increase of Average Order Value (AOV) by 9% to a new record of €720 LTM in Q1 FY25
•	Double-digit US Market Growth with +14% in Q1 FY25 vs. Q1 FY24 and Net Sales share of the US further expanding to 20%
•	Exceptional Customer Economics with strong increase in average GMV per top customers by +16.7% in Q1 FY25
•	Gross Margin Improvement of 150bps to 43.9% in Q1 FY25 as compared to Q1 FY24
•	Improved Profitability by 200bps at adjusted EBITDA margin level of 1.4% in Q1 FY25 as compared to -0.6% in the prior year period
•	Transformational opportunity with the announced acquisition of YOOX NET-A-PORTER (“YNAP”) to create a leading, global, multi-brand digital luxury group

MUNICH, Germany (November 19, 2024) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”) today announced financial results for its first quarter fiscal year 2025 ended September 30, 2024. The luxury multi-brand digital platform reported continued strong financial performance for the first quarter, with strong revenue growth and significantly improved profitability on adjusted EBITDA level as compared to last year with increased AOV, improved gross margin, reduced return rates and improved cost ratios.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are very pleased with our results despite many short-term uncertainties. With strong revenue growth and positive adjusted EBITDA in the first quarter we continued our very positive business momentum that we have seen since the third quarter of fiscal year 2024.”

Kliger continued, “We have reaffirmed our leading position in a clearly consolidating sector and displayed our unique characteristic of profitable growth. We strongly believe that we will benefit significantly from the improving market conditions over the next quarters. Our strong growth with top customer, our record high AOV, our improved gross margin and the excellent customer satisfaction scores all highlight the fundamental health of our business.”

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER FY25 ENDED SEPTEMBER 30, 2024

•	Net Sales increase of 7.6% in Q1 FY25 to €201.7 million as compared to 187.5 million in the prior year period
•	GMV growth of 6.3% to €216.6 million in Q1 of FY25 compared to Q1 FY24
•	Gross Profit margin of 43.9%, a 150bps increase as compared to 42.4% in the prior year period
•	Improved Profitability by 200bps at adjusted EBITDA margin level of 1.4% in Q1 FY25 as compared to -0.6% in the prior year period
•	Inventory decrease of -3.6% year-over-year to €365.0 million

Q1 FY25 KEY BUSINESS HIGHLIGHTS

•	Launch of exclusive capsule collections and pre-launches in collaboration with Chloé, Bottega Veneta, Saint Laurent, Loewe, Gucci, The Row and others
•	Highly impactful top customer events around the globe and multi-day “money-can´t buy” experiences in partnership with luxury brands, including an intimate dinner with Simone Rocha at the illustrious Claridge’s in London, a supper club evening at the iconic club Le Bristol After Dark in Paris, Mytheresa´s annual cocktail soirée at the legendary Bar Basso in Milan and a two-day experience with Tod´s in Milan
•	Launch of own Chinese brand name 美遴世 (Mei Lin Shi) and of the Mytheresa WeChat Mini Program, offering Chinese customers a seamless and convenient shopping experience
•	Release of Mytheresa’s third Environment, Social and Governance (ESG) report highlighting Mytheresa´s progress towards ESG commitments in fiscal year 2024

For the full fiscal year ending June 30, 2025, we expect:

•	GMV and Net Sales growth in the range of 7% to 13%
•	Adjusted EBITDA margin in the range of 3% and 5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

ACQUISITION OF YNAP

On October 7, 2024, the Company and Richemont Italia Holding S.P.A signed an agreement for Mytheresa to acquire YOOX Net-A-Porter Group S.p.A (“YNAP”):

•	Richemont Italia Holding S.P.A will sell YNAP to Mytheresa with a cash position of €555m and no financial debt, subject to customary closing adjustments.
•	Mytheresa to issue shares to Richemont Italia Holding S.P.A representing 33% of Mytheresa’s fully diluted share capital.
•	Richemont International Holding S.A. to provide a €100m revolving credit facility to YNAP.
•	Closing of transaction expected in the first half of 2025, subject to customary conditions, including regulatory approvals.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its first quarter of fiscal year 2025 financial results on November 19, 2024 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA). The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on November 19, 2024, through November 26, 2024, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on September 12, 2024. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €913.6 million GMV in fiscal year 2024 (+7% vs. FY23).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€203.8	€216.6	6.3%
Active customer (LTM in thousands) (1), (2)	865	842	(2.7)%
Total orders shipped (LTM in thousands) (1), (2)	2,027	2,095	3.3%
Net sales	€187.5	€201.7	7.6%
Gross profit	€79.5	€88.6	11.5%
Gross profit margin (3)	42.4%	43.9%	150	BPs
Operating Loss	€(13.5)	€(30.0)	(122.9)%
Operating Loss margin (3)	(7.2)%	(14.9)%	(770	)BPs
Net Loss	€(12.2)	€(23.5)	(93.2)%
Net Loss margin (3)	(6.5)%	(11.7)%	(520	)BPs
Adjusted EBITDA (4)	€(1.2)	€2.9	353.0%
Adjusted EBITDA margin (3)	(0.6)%	1.4%	200	BPs
Adjusted Operating Income (Loss) (4)	€(4.6)	€(1.1)	75.1%
Adjusted Operating Income (Loss) margin (3)	(2.4)%	(0.6)%	180	BPs
Adjusted Net Income (Loss) (4)	€(3.3)	€5.4	265.4%
Adjusted Net Income (Loss) margin (3)	(1.7)%	2.7%	440	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 28 in our quarterly report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted operating income and adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 28 in our quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income (loss) to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income and net income (loss) to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Net loss	€(12.2)	€(23.5)	(93.2)%
Finance expenses, net	€1.0	€1.2	21.1%
Income tax expense (benefit)	€(2.3)	€(7.7)	235.2%
Depreciation and amortization	€3.4	€7.1	109.9%
thereof depreciation of right-of use assets	€2.4	€2.4	1.5%
thereof impairment loss on property and equipment (3)	-	€3.1	N/A
EBITDA	€(10.1)	€(22.9)	(127.3)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Adjusted EBITDA	€(1.2)	€2.9	(353.0)%

Reconciliation to Adjusted EBITDA Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted EBITDA margin	(0.6)%	1.4%	200	BPs

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Operating loss	€(13.5)	€(30.0)	(122.9)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Impairment loss on property and equipment (3)	-	€3.1	N/A
Adjusted Operating loss	€(4.6)	€(1.1)	75.1%

Reconciliation to Adjusted Operating Income Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted Operating Income (Loss) margin	(2.4)%	(0.6)%	180	BPs

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Net loss	€(12.2)	€(23.5)	(93.2)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Impairment loss on property and equipment (3)	-	€3.1	N/A
Adjusted Net Income (loss)	€(3.3)	€5.4	265.4%

Reconciliation to Adjusted Net Income Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted Net Income (Loss) margin	(1.7)%	2.7%	440	BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate adjusted EBITDA, adjusted operating income and adjusted net income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see our annual report on Form 20-F filed on September 12, 2024.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024
Net sales	187,467	201,701
Cost of sales, exclusive of depreciation and amortization	(107,978)	(113,067)
Gross profit	79,488	88,633
Shipping and payment cost	(28,312)	(29,360)
Marketing expenses	(23,699)	(24,992)
Selling, general and administrative expenses	(38,428)	(56,013)
Depreciation and amortization	(3,396)	(7,128)
Other income, net	874	(1,177)
Operating loss	(13,473)	(30,036)
Finance income	1	-
Finance costs	(1,009)	(1,221)
Finance costs, net	(1,008)	(1,221)
Loss before income taxes	(14,481)	(31,257)
Income tax (expense) benefit	2,307	7,736
Net loss	(12,174)	(23,522)
Cash Flow Hedge	(1,744)	1,035
Income Taxes related to Cash Flow Hedge	487	(289)
Foreign currency translation	(13)	(29)
Other comprehensive loss	(1,270)	717
Comprehensive loss	(13,444)	(22,805)

Basic & diluted earnings per share €	(0.14)	(0.27)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.8	87.2

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 13 in our quarterly report.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2024	September 30, 2024
Assets
Non-current assets
Intangible assets and goodwill	154,951	155,317
Property and equipment	43,653	39,856
Right-of-use assets	45,468	44,736
Deferred tax assets	1,999	8,856
Other non-current assets	7,572	7,499
Total non-current assets	253,643	256,265
Current assets
Inventories	370,635	364,977
Trade and other receivables	11,819	8,977
Other assets	45,306	37,056
Cash and cash equivalents	15,107	8,960
Total current assets	442,867	419,969
Total assets	696,511	676,234

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	546,913	551,407
Accumulated Deficit	(112,767)	(136,289)
Accumulated other comprehensive income	1,496	2,213
Total shareholders’ equity	435,643	417,333

Non-current liabilities
Provisions	2,789	2,829
Lease liabilities	40,483	40,152
Deferred tax liabilities	11	525
Total non-current liabilities	43,282	43,505
Current liabilities
Borrowings	-	25,316
Tax liabilities	10,643	8,994
Lease liabilities	9,282	8,985
Contract liabilities	17,104	16,305
Trade and other payables	85,322	45,619
Other liabilities	95,235	110,177
Total current liabilities	217,585	215,396
Total liabilities	260,867	258,901
Total shareholders’ equity and liabilities	696,511	676,234

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2023	1	529,775	(87,856)	-	1,509	443,429
Net loss	-	-	(12,174)	-	-	(12,174)
Other comprehensive loss	-	-	-	(1,257)	(13)	(1,270)
Comprehensive loss	-	-	(12,174)	(1,257)	(13)	(13,444)
Share options exercised		-	-	-	-	-
Share-based compensation	-	6,478	-	-	-	6,478
Balance as of September 30, 2023	1	536,253	(100,030)	(1,257)	1,496	436,464

Balance as of July 1, 2024	1	546,913	(112,767)	-	1,496	435,643
Net loss	-	-	(23,522)	-	-	(23,522)
Other comprehensive loss	-	-	-	746	(29)	717
Comprehensive loss	-	-	(23,522)	746	(29)	(22,805)
Share-based compensation	-	4,495	-	-	-	4,495
Balance as of September 30, 2024	1	551,407	(136,289)	746	1,467	417,333

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Three months ended September 30,
(in € thousands)	2023	2024
Net Loss	(12,174)	(23,522)
Adjustments for
Depreciation and amortization	3,396	7,128
Finance (income) costs, net	1,008	1,221
Share-based compensation	6,341	4,495
Income tax benefit	(2,307)	(7,736)
Change in operating assets and liabilities
(Increase) decrease in inventories	(18,364)	5,658
Decrease in trade and other receivables	618	2,842
Decrease in other assets	6,003	10,096
(Increase) decrease in other liabilities	(11,309)	14,205
Decrease in contract liabilities	(6,652)	(799)
(Decrease) increase in trade and other payables	2,729	(39,700)
Income taxes paid	(2,607)	(544)
Net cash used in operating activities	(33,317)	(26,655)
Expenditure for property and equipment and intangible assets	(3,107)	(1,296)
Net cash used in investing activities	(3,107)	(1,296)
Interest paid	(1,008)	(1,156)
Proceeds from borrowings	16,393	25,316
Lease payments	(1,645)	(2,258)
Net cash inflow from financing activities	13,740	21,902
Net decrease in cash and cash equivalents	(22,684)	(6,049)
Cash and cash equivalents at the beginning of the period	30,136	15,107
Effects of exchange rate changes on cash and cash equivalents	46	(98)
Cash and cash equivalents at end of the period	7,497	8,960